Via Facsimile and U.S. Mail
Mail Stop 4720

September 4, 2009

John R. Byers
President and Chief Executive Officer
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

Re: **FPIC Insurance Group, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Schedule 14A Filed April 15, 2009
File No. 001-11983

Dear Mr. Byers:

We have reviewed your July 23, 2009 response to our July 14, 2009 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Schedule 14A

Executive Compensation

Discussion and Analysis

Base Salary

Annual Incentive Award, page 18

1. We note your response to Comment 1 and reissue the Comment. Please provide us with proposed disclosure for your 2010 proxy statement which identifies the

pre-set performance goals and target percentages and discusses how the level of achievement factors into your determination of the base salary awarded to Mr. Byers and the annual incentive award made to Mr. White. Please note, we are not advising you to amend your prior executive compensation disclosure to include information relating to 2009. To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83. In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting the information you argue to be confidential. Please note that only those words, numbers and phrases for which confidentiality is necessary should be redacted. Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.

Additionally, please note that in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 31

2. We note your response to Comment 5 and reissue the Comment in part. Please expand the risk factor to provide quantitative information regarding additional significant realized and unrealized losses to your investment as of the latest practicable date. For example, we note your disclosure that gross unrealized investment losses were $24.2 million as of March 31, 2009 compared to $8.4 million as of March 31, 2008.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 if you have any questions regarding the processing of your response. You may contact Rose Zukin, Staff Attorney, at (202) 551-3269 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant